UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Page(s)

(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	3

Notes to Financial Statements	4-14

(b) SIGNATURE	15

(c) EXHIBIT

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Participants and Administrator

General Dynamics Corporation Savings

and Stock Investment Plan for

Represented Employees (Represented Plan):

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan) (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

June 26, 2009

1

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments in Master Trust at fair value (notes 4 and 7)	$769,725,373	$998,973,947
Participant loans receivable, as included in Master Trust	30,250,025	28,101,034
Contributions receivable – employer	274,058	41,108

Total assets	800,249,456	1,027,116,089

Liabilities:
Accrued administrative expenses	269,102	226,412

Net assets reflecting all investments at fair value	799,980,354	1,026,889,677
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,450,486	550,155

Net assets available for benefits	$808,430,840	$1,027,439,832

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions to net assets attributed to:
Contributions:
Participants	$41,645,575
Employer	17,742,230

Total additions	59,387,805

Deductions from net assets attributed to:
Participation in loss of Master Trust (notes 4, 6, and 7)	218,827,251
Benefits paid to participants (note 9)	58,549,765
Administrative expenses	1,019,781

Total deductions	278,396,797

Net decrease	(219,008,992)

Net assets available for benefits:
Beginning of year	1,027,439,832

End of year	$808,430,840

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined-contribution plan covering eligible employees of General Dynamics Corporation (the Company or the Plan Sponsor). The Plan is one of four plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust).

As part of a plan restructuring effective January 1, 2007, all nonunion participants ceased participation in the Plan and began participating in the newly created General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) or the General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0). On January 3, 2007, affected participants’ account balances in the amount of $189,475 and $138,214,597 were transferred to Plan 4.5 and Plan 5.0, respectively.

In addition, effective January 1, 2007, all union employees participating in the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0) ceased participation in that plan and began participating under the Plan. On January 3, 2007, affected participants’ account balances in the amount of $327,627 were transferred from Plan 3.0 into the Plan.

(b)	Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC (Hewitt) is the Plan’s recordkeeper.

(c)	Contributions

Participant contribution percentages vary based on the business unit with which the participant is employed. Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits defined by the Internal Revenue Code (IRC). Participants should refer to the Plan document for a more complete description of the allowable contribution percentages. The employer match amount varies based on the business unit with whom the participant is employed.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined-benefit pension plan may be eligible to receive an employer profit-sharing contribution based on a percentage of their eligible compensation. At December 31, 2008 and 2007, $39,897 and $41,108 of such profit-sharing contributions, respectively, were included as a receivable in the Plan’s financial statements.

4	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Sponsor. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants are eligible to participate in the Plan upon hire, and participants’ contributions and earnings thereon vest immediately. Vesting in any Company matching or profit-sharing contributions varies by business unit, but does not exceed five years.

(f)	Participant Loans

The Plan permits active participants to borrow the lesser of $50,000 or 50 percent of the vested amount in their accounts (subject to limits defined in the Plan document and the IRC). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to 20 years), which are secured by the balance in the participants’ accounts. Participant loans outstanding at December 31, 2008, bear interest at rates that range from 4.0 percent to 10.5 percent. Participant loans are valued based on amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. This amortized cost approximates fair value.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants may be eligible to receive in-service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59  1/2.

(h)	Forfeited Accounts

During the year ended December 31, 2008, participants’ forfeited nonvested accounts totaled $73,344. These amounts were used to reduce employer contributions. The Plan’s forfeiture balance at December 31, 2008, was $1,010 and consists of employer contributions credited back to the Plan for nonvested participants who terminated employment with the Plan Sponsor. These amounts will be used to reduce employer contributions in 2009.

5	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2008 or 2007.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2008 or 2007.

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust or these expenses may be attributable to the Master Trust in general. Specifically identified fees of the Plan for 2008 were $1,019,781 and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2008 were $2,121,881. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2008, approximately $280,000 of general expenses were allocated to the Plan and included as a reduction of participation in the net loss of the Master Trust.

(j)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated primarily at fair value except for fully benefit-responsive investment contracts (referred to herein as Guaranteed Insurance Contracts or GICs), which are adjusted from fair value to contract value. The fair value of investments is based on quoted market prices, if they are available. For securities with no quoted market price, many factors are considered in arriving at fair value. The fair value of GICs and units of common collective trusts is determined based on the market value of the underlying securities owned by the respective investment instrument. Fixed income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Cash and cash equivalents are valued based on amortized cost or original cost plus accrued interest.

6	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, net appreciation (depreciation) in the fair value of investments, and capital gains distributions less any realized losses. Dividends are recognized on the ex-dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) in the fair value of investments represents the net realized and unrealized changes in the market value of investments during the period.

In 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), with respect to the Plan’s financial assets and liabilities. SFAS 157 defines “fair value” in the context of accounting and financial reporting and establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP). SFAS 157 is effective for non-financial assets and liabilities on January 1, 2009. The Plan did not have any significant non-financial assets or liabilities on December 31, 2008.

SFAS 157 establishes a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the two levels of inputs used to measure fair value under SFAS 157 and the types of Plan investments.

•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments

General Dynamics Corporation Common Stock, Investments in Equity Securities and Units of Registered Investment Companies:

The General Dynamics Corporation common stock and investments in equity securities are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Guaranteed Investment Contracts, Units of Common Collective Trusts, Fixed Income Securities and Securities on Loan:

These investments are private investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market. Fixed income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of securities on loan is based on the underlying securities of the loan.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain

7	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines a “fully benefit-responsive investment contract” and provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts in employer-sponsored defined-contribution pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits, excluding the effect of any loaned securities.

The contract value of the Master Trust’s GICs at December 31, 2008 and 2007, was $2,204,870,320 and $1,892,128,994, respectively, as compared to the fair value of $2,139,467,297 and $1,888,073,908, respectively. The Plan has recognized no reserves against contract value for credit risk of the contract issuers or other matters. The average yield and crediting interest rates ranged from 2.93 percent to 12.30 percent for 2008 and 2007. The crediting interest rate is based on a formula agreed with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting. The key factors that influence future interest crediting rates include market interest rates; amount and timing of participant contributions, transfers, and withdrawals; investment returns generated by the underlying fixed income investments; and duration of the underlying investments. At December 31, 2008, the Master Trust held GICs with two insurance companies, MetLife and Prudential, whose credit ratings from A.M. Best at December 31, 2008, were aa-.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on August 19, 2003, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of Plan 3.0, Plan 4.5, and Plan 5.0 (collectively, the Plans). Each of the Plans

8	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

has an undivided interest in the Master Trust. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings thereon. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 13 percent.

A portion of the Master Trust’s investments is used to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2008 and 2007, was $354,036,212 and $401,468,382, respectively. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2008, was $3,710,203.

The following table presents the investments for the Master Trust as of December 31, 2008 and 2007:

	2008	2007
General Dynamics Corporation common stock+	$1,970,623,049	$2,943,723,582
Investments in equity securities*	95,761,678	164,404,316
Guaranteed Investment Contracts (GICs)*	2,139,467,297	1,888,073,908
Units of common collective trusts (CCTs)+	1,203,012,055	1,878,475,395
Units of registered investment companies (RICs)	105,833,173	424,639,828
Investments in fixed-income securities*	445,306,322	436,318,129
Cash and cash equivalents	1,815,369	5,094,559
Securities on loan	354,036,212	401,468,382

Total assets at fair value	6,315,855,155	8,142,198,099
Participant loans	142,229,084	127,025,941

Total assets	6,458,084,239	8,269,224,040

Pending trade sales, net	43,466,027	108,694,776
Liability for collateral deposits	362,479,381	410,063,337

Total liabilities	405,945,408	518,758,113

Net investments of Master Trust before adjustment to contract value	6,052,138,831	7,750,465,927
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	65,403,023	4,055,086

Net investments of Master Trust	$6,117,541,854	$7,754,521,013

+	The General Dynamics Stock Fund consists of $1,970,623,049 and $2,943,723,582 of General Dynamics common stock and $37,039,293 and $61,920,893 invested in common collective trusts at December 31, 2008 and 2007, respectively.

9	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

*	Balance contains collateral on loaned securities in the amount of $13,007,894 and $16,791,854 for equity securities, $301,046,960 and $336,537,714 for GICs, and $48,424,527 and $56,733,769 for fixed-income securities at December 31, 2008 and 2007, respectively.

The Plans’ interests in the Master Trust’s total investment at December 31, 2008 and 2007, were as follows:

	2008	2007
General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$1,525,186,756	$1,967,505,791
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	1,965,338,417	2,402,412,387
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	1,818,590,797	2,356,977,699
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	808,425,884	1,027,625,136

Total	$6,117,541,854	$7,754,521,013

Net investment income (loss) for the Master Trust for the year ended December 31, 2008, consisted of the following:

Unrealized losses in equity securities	$(1,171,036,046)
Realized gains in equity securities	59,963,595
Unrealized losses in CCTs	(690,907,989)
Realized losses in CCTs	36,672,453
Unrealized losses in RICs	(72,204,371)
Realized losses in RICs	(33,237,678)
Unrealized losses in fixed-income securities	(20,759,501)
Realized gains in fixed-income securities	7,273,063
Interest	122,284,210
Dividends	49,442,562
Net interest earned on securities lending transactions	3,710,203
Administrative expenses	(2,121,881)

Total	$(1,710,921,380)

10	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

The Plans’ interests in the Master Trust’s investment income (loss) for the year ended December 31, 2008, were as follows:

General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$(330,832,647)
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	(612,548,886)
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	(548,712,596)
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	(218,827,251)

Total	$(1,710,921,380)

The Master Trust’s investments that represented 5 percent or more of the Master Trust’s ending net assets as of December 31, 2008 and 2007, were as follows:

	2008	2007
General Dynamics Corporation common stock	$1,970,623,049	$2,943,723,582
Guaranteed investment contracts:
Met Life 25154	1,120,344,319	961,791,095
Met Life 25155	1,077,279,647	923,111,314
Investments in common collective trusts:
COLTV Daily S&P 500 Equity Fund	873,237,059	1,536,041,801

Five percent of the Master Trust’s ending net assets was $305,877,093 and $387,726,051 as of December 31, 2008 and 2007, respectively.

The following table presents the fair values of the Master Trust’s financial assets on December 31, 2008, and the basis for determining their fair values under the SFAS 157 framework:

Financial assets	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
General Dynamics Corporation common stock	$1,970,623,049	$1,970,623,049	$—	$—
Investments in other equity securities	95,761,678	95,761,678	—	—
Guaranteed investment contracts	2,139,467,297	—	2,139,467,297	—
Units of common collective trusts	1,203,012,055	—	1,203,012,055	—
Units of registered investment companies	105,833,173	105,833,173	—	—
Fixed income securities	445,306,322	—	445,306,322	—
Securities on loan	354,036,212	—	354,036,212	—

11	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

The valuation methods described above in note 2(b) may produce a fair value calculation that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various benchmarks of the Master Trust. The futures contracts the Master Trust generally enters into are contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The derivatives are settled daily; as a result, the Master Trust pays or receives cash daily for changes in the market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market gains of $3,675,208 are included in the net investment loss of the Master Trust as a component of realized gains in fixed-income securities for the year ended December 31, 2008. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2008 or 2007.

(7)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 34,217,554 and 33,070,525 shares of the Company’s common stock as of December 31, 2008 and 2007, respectively. Dividends earned by the Master Trust on the Company’s common stock were $44,868,654 for the year ended December 31, 2008.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund, and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in-interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2008 and 2007:

	2008	2007
COLTV Short-Term Investment Fund	96,056,621	194,631,428
COLTV Daily S&P 500 Equity Fund	345,438	379,043
COLTV Daily Russell 2000 Fund	385,352	160,685

12	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

The following table summarizes the aggregate net interest earned, realized gains (losses), and unrealized gains (losses) recognized by the Master Trust on these funds for the year ended December 31, 2008:

COLTV Short-Term Investment Fund	$4,944,155
COLTV Daily S&P 500 Equity Fund	(545,159,257)
COLTV Daily Russell 2000 Fund	(107,738,000)

(8)	Non-participant Directed Investments

Prior to January 1, 2007, at some of the Company’s business units, contributions invested in the General Dynamics Stock Fund were required to be maintained in that fund for five years before becoming eligible for transfer to any other fund. These were classified as non-participant directed investments. Effective January 1, 2007, restrictions related to the General Dynamics Stock Fund were eliminated for most business units. However, due to certain existing bargaining agreements at Electric Boat, Land Systems, and Advanced Information Systems, business units of the Company, a portion of the Plan’s General Dynamics Stock Fund remained non-participant directed through December 31, 2008. Effective January 1, 2009 all restrictions related to the General Dynamics Stock Fund were eliminated for all business units and all investments became participant directed.

13	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS

AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES (REPRESENTED PLAN)

Notes of Financial Statements

December 31, 2008 and 2007

The Plan’s interest in the net assets and the significant components of the changes in net assets of the Plan’s General Dynamics Stock Fund, including participant and non-participant directed investments, as of and for the year ended December 31, 2008 were as follows:

General Dynamics Stock Fund, beginning of year	$493,568,794
Change in net assets:
Participation in loss of General Dynamics Corporation common stock	(168,279,253)
Participant’s contributions	31,915,803
Employer’s contributions	15,255,617
Distributions to participants	(27,062,825)
Interfund transfers	(7,915,312)

Net decrease	(156,085,970)

General Dynamics Stock Fund, end of year	$337,482,824

The total net assets included in the General Dynamics Stock Fund relating to non-participant directed investments of the Plan as of December 31, 2008 and 2007, were $109,698,452 and $155,440,707, respectively.

(9)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for 2008.

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007, as reported in the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits as reported in the financial statements	$808,430,840	$1,027,439,832
Amounts allocated to withdrawing participants	(177,112)	(332,898)

Net assets available for benefits as reported in the Form 5500	$808,253,728	$1,027,106,934

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2008, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$58,549,765
Amounts allocated to withdrawing participants at December 31, 2008	177,112
Amounts allocated to withdrawing participants at December 31, 2007	(332,898)

Benefits paid to participants as reported in the Form 5500	$58,393,979

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)

By:	/s/ Henry C. Eickelberg
Henry C. Eickelberg Vice President, Human Capital Processes

Dated: June 26, 2009

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